UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13 a -16 OR 15 d -16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Explanatory note and Exhibits

This Report on Form 6-K contains the following exhibit. This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into Registration Statement No. 333-258403 of Deutsche Bank AG

Exhibit 99.1: English Translation of Articles of Association of Deutsche Bank AG in conformity with the resolutions of the Supervisory Board on January 31, 2024, marked to show changes from the prior version thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft

Date: March 8, 2024

By:	_/s/ Andrea Schriber____________
Name:	Andrea Schriber
Title:	Managing Director

By:	_/s/ Joseph C. Kopec___________
Name:	Joseph C. Kopec
Title:	Managing Director and Senior Counsel

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